July 26, 2010
Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Ms. Louise Dorsey, Office of Chief Accountant
Ms. Yolanda Crittendon, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3010
Washington, DC 20549

Re:	Cedar Shopping Centers, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009
File No. 001-31817
Dear Ms. VanDoorn, Ms. Dorsey and Ms. Crittendon:
Reference is made to the Staff’s follow-up letter dated July 15, 2010 bearing the captioned file number and headings. The following is respectfully submitted by Cedar Shopping Centers, Inc. (the “Company”) in response thereto:
To clarify our previous response, the Company’s accounting policy for recognizing acquired below-market leases is to record the entire fair value of the below-market leases at the respective dates of acquisition. The amounts recorded as a liability at the dates of acquisition include adjustments to reflect at fair value both the non-cancelable lease terms and any below-market renewal options. The Company’s accounting policy for amortizing the respective fair values of below-market leases is to amortize the fair value adjustment so that level rental income is recognized, thus representing market rental income during each lease period based on market conditions at the dates of acquisition. Generally, the amortization period for below-market leases is the remaining lease term (i.e., the remaining portion of the original lease term for accounting purposes which, in most instances, is the non-cancelable lease term). However, if a portion of the fair value adjustment relates to a renewal option that was not included in the original lease term, and management has concluded that is likely that the renewal option will be exercised, the value attributed to the renewal option would not be amortized over the original non-cancelable lease term, but rather would be amortized over the renewal period. To reiterate, at the dates of acquisition, the Company recognizes the values of below-market lease intangibles for both the non-cancelable and renewal periods. The Company subsequently amortizes (a) the portion of the value attributable to the non-cancelable term from the date of acquisition through the end of the non-cancelable term, and (b) the portion of the value attributable to the renewal term from the end of the non-cancelable term through the end of the renewal period.

In respect of such treatment, and for purposes of additional clarity in reporting as to such treatment, we propose to further modify our disclosure with respect to our accounting treatment of such values as follows (deleted language crossed out and new language in bold):
“The values of acquired ~~in-place~~ above-market and below-market leases are recorded based on the present values (using a discount rates which reflects the risks associated with the leases acquired) of the differences between the contractual amounts to be received and management’s estimate of market lease rates, measured over the terms of the respective leases that management deemed appropriate at the time of the acquisitions. Such valuations include a consideration of the non-cancellable terms of the respective leases as well as any applicable renewal period(s). The fair values associated with below-market rental renewal options are determined based on the Company’s experience and the relevant facts and circumstances that existed at the time of the acquisitions. ~~These are level 3 inputs within the fair value hierarchy.~~ The values of ~~the~~ above-market market leases are amortized to rental income over the terms of the respective non-cancelable leases periods. ~~and~~ The portion of the values of below-market leases associated with the original non-cancelable lease terms are amortized to rental income over the terms of the respective non-cancelable lease~~s~~ periods. The portion of the values of the leases associated with below-market ~~lease~~ renewal options that are likely of exercise are ~~is deferred until such time as the renewal option is exercised and subsequently~~ amortized to rental income over the respective corresponding renewal periods. The value of other intangible assets (including leasing commissions, tenant improvements, etc.) is amortized to expense over the applicable terms of the respective leases. If a lease were to be terminated prior to its stated expiration or not renewed, all unamortized amounts relating to that lease would be recognized in operations at that time.”
The above response is a clarification of the Company’s accounting policy. Such policy was employed for purposes of the Company’s materiality analysis included in its response letter dated April 23, 2010 and, as such, there is no effect on the analysis previously provided.
We would welcome your thoughts and comments and remain available to you for any further information you may require.
Yours very truly,
Leo S. Ullman
LSU:vg

cc:	Lawrence E. Kreider, Jr. — Chief Financial Officer at Cedar
Gaspare Saitta, II — Chief Accounting Officer at Cedar
Jeffrey L. Goldberg — Former Corporate Controller of the Company and Current Consultant to the Company
David Farhi — CPA, Engagement Partner at Ernst & Young on the Company’s account as of 2009
Barry Moss — CPA, Independent Review Partner (Engagement Quality Reviewer) at Ernst & Young in its New York Office